May 29, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski and Nolan McWilliams

Re:	Arcadia Biosciences, Inc.
SEC Comment Letter dated May 24, 2018
Registration Statement on Form S-3
File No. 333-224893

Dear Ms. Bednarowski and Mr. McWilliams:

This letter is submitted on behalf of Arcadia Biosciences, Inc. (the “Company”) in response to the comment letter (“Comment Letter”) dated May 24, 2018 issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced registration statement on Form S-3 (“Registration Statement”), filed by the Company with the Commission on May 11, 2018.

For reference purposes, the Staff’s comment, as reflected in the Comment Letter, is reproduced below, and the corresponding response of the Company follows the text of such comment.

General

1.	Please provide the basis for your conclusion that you are eligible to conduct a primary offering under General Instruction I.B.1 of Form S-3. Alternatively, to the extent you intend to rely on General Instruction I.B.6 of Form S-3, please include the information required by Instruction 7 on the prospectus cover page.

Response to Comment 1:

The Company advises the Staff that it is eligible to register securities on the Registration Statement pursuant to General Instruction I.B.1 of Form S-3 because the aggregate market value of its voting and non-voting common equity held by non-affiliates, computed by using the price at which the Company’s common stock was last sold as of a date within 60 days prior to the date of filing of the Registration Statement with the Commission, exceeded $75 million. On May 11, 2018, the Company had 3,382,019 shares of the Company’s common stock outstanding, of which 1,587,703 shares were held by affiliates. In addition, the closing price of the Company’s common stock on the NASDAQ Capital Market on March 14, 2018 (a date within 60 days prior to May 11, 2018) was $47.99. Therefore, the aggregate market value of the Company’s common stock held by non-affiliates on the date the Company filed the Registration Statement with the Commission was $86,109,224 (1,794,316 shares of common stock held by non-affiliates, times $47.99 per share), making the Company eligible to use Form S-3 pursuant to General Instruction I.B.1.

We hope that the foregoing has been responsive to the Staff’s comment. If you should have any questions about this letter or require any further information, please call the undersigned at (916) 558-6164.

Very truly yours,

/s/ Michael De Angelis Michael De Angelis

cc: Matthew Plavan (Arcadia Biosciences, Inc.)